UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2012 Third Quarter Results”.

The financial statements tables included in the press release (pages 4-8 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2012 THIRD QUARTER RESULTS

Rehovot, Israel – October 31, 2012 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2012 third quarter results.

Highlights for the Third Quarter of 2012

•	Quarterly revenues of $24.4 million

•	Blended gross margin of 53%

•	GAAP Net income of $2.9 million, or $0.11 per diluted share

•	Non-GAAP Net income of $3.7 million, or $0.14 per diluted share

•	Positive cash flow from operations of $4.3 million

Management Comments

“Revenues for the third quarter were in line with our expectations, and continue to reflect our exposure to market segments where demand is highest,” said Gabi Seligsohn, President and CEO of Nova. “Earnings per share exceeded the high end of our guidance, due to tighter expense control in light of recent market conditions. We are following our plan to prudently increase our research and development commitment in order to execute on next generation projects and remain in the forefront of our sector. In the current environment, we are being especially selective in adding resources, which is causing the ramp in expenses to be slightly slower than originally anticipated.

“We were very pleased to announce multiple orders from multiple customers for our recently announced new product, the Nova V2600. We are in the process of adding a few additional customers and expect this product to gain significant momentum as the industry transitions to high volume manufacturing using 3D interconnect technology.

“Recent booking trends have exhibited softness in both the memory and foundry segments. Nevertheless, we believe there is a seasonal element to the order pattern and we expect to see foundry momentum resume and continue well into 2013. Recent checks with our customers confirm that there is a need for additional foundry capacity and yield improvements at 28nm and that plans are in place to initiate a ramp up in the 20nm technology node. We believe that during these technology transitions, optical metrology will continue to account for a higher share of overall capital expenditures, as foundries cope with the challenges of process complexity and yield requirements at the advanced nodes.”

2012 Fourth Quarter Guidance

For the fourth quarter of 2012, management expects revenues of $18.5-$22.0 million, with GAAP diluted earnings per share of $0.01-$0.10.

On a Non-GAAP basis, which excludes adjustments of deferred income tax assets and stock based compensation expenses, management expects diluted earnings per share of $0.00-$0.08 for the fourth quarter of 2012.

2012 Third Quarter Results

Total revenues for the third quarter of 2012 were $24.4 million, a decrease of 5% relative to the third quarter of 2011, and a decrease of 10% relative to the second quarter of 2012.

Gross margin for the third quarter of 2012 was 53%, compared with 55% in the third quarter of 2011 and 54% in the second quarter of 2012.

Operating expenses in the third quarter of 2012 were $9.9 million, compared with $8.4 million in the third quarter of 2011 and $9.9 million in the second quarter of 2012.

On a GAAP basis, the company reported net income of $2.9 million, or $0.11 per diluted share, in the third quarter of 2012. This compares to a net income of $5.9 million, or $0.22 per diluted share, in the third quarter of 2011, and a net income of $3.7 million, or $0.14 per diluted share, in the second quarter of 2012.

On a Non-GAAP basis, which excludes deferred income tax expenses and stock based compensation expenses, the company reported net income of $3.7 million, or $0.14 per diluted share, in the third quarter of 2012. This compares to a net income of $6.4 million, or $0.23 per diluted share, in the third quarter of 2011, and a net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2012.

Total cash reserves at the end of the third quarter of 2012 were $94.0 million.

The Company will host a conference call today, October 31, 2012, at 10:00am ET. To participate, please dial in the US: 1 877 249 9037; or internationally: +972 3 763 0145 or 1 646 254 3361. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at http://ir.nova.co.il/webcast.

About Nova

Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and deferred income taxes expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2012	2011

CURRENT ASSETS
Cash and cash equivalents	34,972	18,716
Short-term interest-bearing bank deposits	56,929	66,247
Held to maturity securities	1,554	1,582
Trade accounts receivable	14,901	13,402
Inventories	19,434	9,608
Deferred income tax assets	--	2,500
Other current assets	2,227	1,173
	130,017	113,228
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	545	545
Other long-term assets	319	291
Severance pay funds	3,086	2,885
	3,950	3,721

FIXED ASSETS, NET	7,051	5,998

TOTAL ASSETS	141,018	122,947

CURRENT LIABILITIES
Trade accounts payable	13,209	8,305
Deferred income	4,065	2,172
Other current liabilities	7,912	8,082
	25,186	18,559

LONG-TERM LIABILITIES
Liability for employee severance pay	3,973	3,851
Deferred income	662	611
Other long-term liability	8	20
	4,643	4,482

SHAREHOLDERS' EQUITY	111,189	99,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	141,018	122,947

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2012	June 30, 2012	September 30, 2011

REVENUES
Products	19,359	22,070	21,382
Services	5,059	4,980	4,438
	24,418	27,050	25,820

COST OF REVENUES
Products	7,999	9,150	8,921
Services	3,483	3,324	2,782
	11,482	12,474	11,703

GROSS PROFIT	12,936	14,576	14,117

OPERATING EXPENSES
Research and Development expenses, net	6,003	5,893	4,627
Sales and Marketing expenses	2,967	3,048	2,933
General and Administration expenses	973	972	809
	9,943	9,913	8,369

OPERATING PROFIT	2,993	4,663	5,748

INTEREST INCOME, NET	283	339	189

INCOME BEFORE INCOME TAXES	3,276	5,002	5,937

INCOME TAX EXPENSES	381	1,278	--

NET INCOME FOR THE PERIOD	2,895	3,724	5,937

Earnings per share:
Basic	0.11	0.14	0.23
Diluted	0.11	0.14	0.22

Shares used for calculation of earnings per share:
Basic	26,646	26,610	26,334
Diluted	27,485	27,299	27,079

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30, 2012	September 30, 2011

REVENUES
Product sales	60,196	70,289
Services	13,874	13,347
	74,070	83,636

COST OF REVENUES
Product sales	24,344	27,817
Services	9,636	8,350
	33,980	36,167

GROSS PROFIT	40,090	47,469

OPERATING EXPENSES
Research & Development expenses, net	17,477	14,110
Sales & Marketing expenses	8,896	8,422
General & Administration expenses	2,787	2,483
	29,160	25,015

OPERATING PROFIT	10,930	22,454

INTEREST INCOME, NET	1,031	694

INCOME BEFORE INCOME TAXES	11,961	23,148

INCOME TAX EXPENSES	2,605	--

NET INCOME FOR THE PERIOD	9,356	23,148

Net income per share:
Basic	0.35	0.88
Diluted	0.34	0.86

Shares used for calculation of net income per share:
Basic	26,598	26,182
Diluted	27,260	27,010

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30, 2012	June 30, 2012	September 30, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,895	3,724	5,937
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	771	577	420
Amortization of deferred stock-based compensation	489	409	421
Decrease in liability for employee termination benefits, net	(80)	(41)	(94)
Deferred income taxes	349	1,241	-
Decrease in trade accounts receivables	2,619	971	7,554
Decrease (increase) in inventories	(3,770)	(3,282)	1,499
Decrease (increase) in other current and long term assets	(64)	(122)	726
Increase (decrease) in trade accounts payables and other long-term liabilities	(5)	1,170	(3,967)
Increase (decrease) in other current liabilities	485	(375)	(642)
Increase (decrease) in short and long term deferred income	572	212	(5,966)
Net cash provided by operating activities	4,261	4,484	5,888

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	11,100	((10,150	(9,000)
Proceeds from (investments in) short-term held to maturity securities	(5)	87	86
Additions to fixed assets	(896)	(679)	(460)
Net cash provided by (used in) investment activities	10,199	(10,742)	(9,374)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	104	72	104
Net cash provided by financing activities	104	72	104

Increase (decrease) in cash and cash equivalents	14,564	(6,186)	(3,382)
Cash and cash equivalents – beginning of period	20,408	26,594	11,064
Cash and cash equivalents – end of period	34,972	20,408	7,682

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine-months ended
	September 30, 2012	September 30, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	9,356	23,148
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,925	1,159
Amortization of deferred stock-based compensation	1,318	959
Increase (decrease) in liability for employee termination benefits, net	(131)	103
Deferred income taxes	2,500	--
Increase in trade accounts receivables	(1,499)	1,041
Increase in inventories	(10,656)	(2,010)
Increase in other current and long term assets	(717)	(390)
Increase (decrease) in trade accounts payables and other long term liabilities	4,902	(1,971)
Decrease in other current liabilities	(131)	(466)
Increase (decrease) in short and long term deferred income	1,944	(327)
Net cash provided by operating activities	8,811	21,246

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	9,318	(38,729)
Proceeds from (investments in) short-term held to maturity securities	28	(1,100)
Additions to fixed assets	(2,148)	(1,675)
Net cash used in investment activities	7,198	(41,504)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	247	2,546
Net cash provided by financing activities	247	2,546

Increase (decrease) in cash and cash equivalents	16,256	(17,712)
Cash and cash equivalents – beginning of period	18,716	25,394
Cash and cash equivalents – end of period	34,972	7,682

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011

GAAP Net income for the period	2,895	3,724	5,937

Non-GAAP Adjustments:
Stock based compensation expenses	489	409	421
Deferred income taxes expenses	349	1,241	--

Non-GAAP Net income for the period	3,733	5,374	6,358

Non-GAAP Net income per share:
Basic	0.14	0.20	0.24
Diluted	0.14	0.20	0.23

Shares used for calculation of Non-GAAP net income per share:
Basic	26,646	26,610	26,334
Diluted	27,485	27,299	27,079

	Nine-months ended
	September 30,	September 30,
	2012	2011

GAAP Net income for the period	9,356	23,148

Non-GAAP Adjustments:
Stock based compensation expenses	1,318	959
Deferred income taxes expenses	2,500	--

Non-GAAP Net income for the period	13,174	24,107

Non-GAAP Net income per share:
Basic	0.50	0.92
Diluted	0.49	0.89

Shares used for calculation of Non-GAAP net income per share:
Basic	26,598	26,182
Diluted	27,260	27,010